 As filed with the Securities and Exchange Commission on January 17, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

 FOR IMMEDIATE RELEASE
January 3, 2006

CHANGES IN SOUTHERN EUROPE EXECUTIVE TEAM

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that Jean-Louis Constanza has decided, after seven years with Tele2, to resign as Market Area Director for Tele2 in Southern Europe and as CEO of Tele2 France. Andrea Filippetti, currently CEO of Tele2 Italy, is appointed Market Area Director Southern Europe, and Olivier Anstett, currently COO of Tele2 France is appointed acting CEO of Tele2 France.

Andrea Filippetti has been CEO of Tele2 Italy since 2000, a position he will maintain, as well as assuming market area responsibility for Southern Europe. As CEO of Tele2 Italy, Andrea Filippetti has managed the operation with great success; Tele2 is today Italy’s leading alternative fixed telecom operator.

Olivier Anstett has worked with product development and marketing within Tele2 since 1998 and has broad experience in the telecoms sector, which he has been active in since 1991. Olivier Anstett was marketing director for Tele2 France from 2001 until June 2005, when he was appointed COO of Tele2 France.

Lars-Johan Jarnheimer, President and CEO of Tele2, comments; “We regret that Jean-Louis Constanza has decided not to continue his career at Tele2, and we thank him for the energy and knowledge he has contributed with during his seven years with us. Together with Andrea Filippetti and Olivier Anstett, we look forward to leveraging on the strong market position we have built up in Southern Europe and to successfully continue to develop our operations in this region.”

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 23 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: January 17, 2006